Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$(53,468)	$14,419	$(37,554)	$(3,606)	$(7,768)
Plus: fixed charges	21,173	17,100	3,521	2,084	2,026
Preference securities dividends	(9,303)	(9,255)	(1,162)	(974)	(975)

Earnings available for fixed charges	$(41,598)	$22,264	$(35,195)	$(2,496)	$(6,717)

Fixed Charges:
Interest expense	$11,870	$7,845	$2,359	$1,110	$1,051
Preference securities dividends	9,303	9,255	1,162	974	975

Total fixed charges	$21,173	$17,100	$3,521	$2,084	$2,026

Ratio of Earnings to Fixed Charges and
Preference Securities Dividends	(a )	1.30	(b )	(c )	(d )

(a)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $62,771 thousand.

(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38,716 thousand.

(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4,580 thousand.

(d)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $8,743 thousand.